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                                                                    EXHIBIT 99.2

Lawyer: Judge Cancels NetSol's June 19 Special Meeting

17:05 ET May 15, 2001

WASHINGTON -(Dow Jones)- A Nevada judge will appoint a receiver to run the operations of NetSol International Inc. (NTWK), according to John Kirkland, the lawyer for one of the factions contending for control of the company.

Kirkland, who represents NetSol Shareholders Group LLC, said that on Friday, Judge James C. Mahan also canceled the shareholder meeting set for Tuesday.

"Even though he has not yet been officially appointed, the receiver asked us to allow him to issue all press releases," Kirkland told Dow Jones Newswires in an e-mail sent Saturday. "But unfortunately the order appointing him has not been signed yet, so he would not be able to issue a press release until Monday." Kirkland said he wanted to relay the information about the Los Angeles meeting to allow shareholders sufficient time to cancel their plans. (This story was originally published by Dow Jones Newswires) Copyright (c) 2001 Dow Jones & Company, Inc.

All Rights Reserved- - 12 01 PM EDT 06-18-01